Exhibit 99.1

Supplemental Information

Financial Information for the Quarter ending March 31, 2010

As of March 31, 2010, our net deferred tax asset was approximately $303 million, which includes approximately $188 million of federal and state operating losses (“NOLs”).

The carrying value of the Federal Home Loan Bank (FHLB) common stock that we hold was approximately $100.7 million as of March 31, 2010, the majority of which was with the FHLB of Seattle.

The following is a table of the number of new checking accounts opened each quarter from the first quarter of 2008.

	Q1’08	Q2’08	Q3’08	Q4’08	Q1’09	Q2’09	Q3’09	Q4’09	Q1’10
New Checking Accounts Opened in Quarter	7,095	8,430	8,626	7,129	9,586	10,027	9,620	8,587	8,727

Investment Portfolio

As of March 31, 2010 our investment portfolio had a balance of $1,944 million, excluding $42 million in unrealized marked to-market gains. This investment portfolio consisted of $1,273 million of investments and mortgage-backed securities, $441 million of collateralized mortgage obligations (“CMOs”), $187 million of municipal bonds, $26 million of corporate investments and $17 million of other investments including tax credit investments. No investment position was considered other-than-temporary impairment (“OTTI”) as of March 31, 2010.

As of March 31, 2010, the CMO portfolio consisted of $286 million from the Government National Mortgage Association (“GNMA”), $13 million from the Federal Home Loan Mortgage Corporation (“FHLMC”), $3 million from the Federal National Mortgage Corporation (“FNMA”) and $139 million from non-agency sources. Of these non-agency CMOs, three positions for $64 million (with an unrealized loss of $4.0 million) are considered at-risk for future OTTI, while the remaining $76 million (with an unrealized loss of $163,000) are all AAA-rated.

Non-Agency CMOs as of March 31, 2010 (in $millions)

Security Description	S&P Rating	Moody’s Rating	Fitch Rating	Original Face	Face	Book Value	Market Value
Bank of America Funding Corporation (BAFC)	BB-	Baa1-	N/A	$50.00	$30.49	$29.85	$28.50
Bank of America Mortgage Securities (BOAMS)	B-	Baa1-	N/A	$30.00	$16.84	$16.56	$15.52
Wells Fargo Mortgage Backed Securities (WFMBS)	AAA	A3-	N/A	$40.00	$17.12	$16.92	$15.23
Castlewood Home Loans (CWHL)	AAA	N/A	AAA	$50.00	$4.80	$4.52	$4.52
WFMBS	N/A	A1-	AAA	$23.50	$19.56	$18.93	$19.04
CWHL	N/A	Aaa	AAA	$50.00	$5.02	$4.80	$4.82
Structured Asset Securities Corporation (SASC)	AAA	Aaa	N/A	$24.10	$6.15	$6.04	$5.76
Credit Suisse First Boston (CSFB)	AAA	Aa2	N/A	$10.00	$1.64	$1.62	$1.57
First Horizon Asset Securities Inc. (FHASI)	AAA	Aaa	N/A	$10.00	$2.88	$2.82	$2.87
WFMBS	AAA	N/A	AAA	$25.00	$10.19	$9.97	$10.04
WFMBS	AAA	N/A	AAA	$29.77	$9.32	$9.23	$9.14
Citicorp Mortgage Securities, Inc. (CMSI)	N/A	Aaa	N/A	$10.00	$0.25	$0.23	$0.23

Security Description	S&P Rating	Moody’s Rating	Fitch Rating	Original Face	Face	Book Value	Market Value
WFMBS	AAA	N/A	AAA	$50.00	$5.01	$4.11	$4.11
Morgan Stanley Mortgage (MSM)	AAA	Aaa	N/A	$18.97	$5.10	$5.01	$5.02
WFMBS	AAA	Aaa	N/A	$10.00	$1.82	$1.77	$1.80
Mortgage Asset Securitization Transactions Seasoned Securitization Trust (MSSTR)	AAA	N/A	AAA	$30.00	$6.98	$6.87	$6.84

Non-Agency CMO Total				$461.34	$143.17	$139.25	$135.01

Liquidity Position

As of March 31, 2010, we had $10,554 million in funding sources consisting of $7,625 million in deposits, $1,267 million in advances from the FHLB, $1,025 million in repurchase agreements and federal funds, $248 million in borrowings, $245 million in capital and $144 million in other funding sources.

As of March 31, 2010, we had total direct sources of liquidity of $2,914 million. As of March 31, 2010, we had an available balance of existing loan pledges of $1,174 million ($881 million from the FHLB and $293 million from the FRB).

Loans

As of March 31, 2010, approximately 87% of our loan portfolio was secured by real estate. The secured loans include construction loans which comprise 21% of our total real estate secured loans as of such date. As of March 31, 2010, approximately 31% of our loan portfolio could be classified as commercial lending and approximately 22% of our real estate secured loans were secured by commercial real estate non-owner-occupied (“CRE NOO”).

Loan Portfolio as of March 31, 2010

	Loans by Category		Non-Performing Loans (NPLs) by Category		Delinquencies
	Gross Loans (in $millions)	% of Gross Loans	NPLs	% of Loan Category	30-89 Days	% of Loan Category
CRE OO	$1,491	21.2%	$104	7.0%	$32	2.1%
CRE NOO	1,381	19.6%	77	5.6%	22	1.6%
Consumer	859	12.2%	7	0.8%	11	1.3%
Residential real estate	813	11.5%	70	8.6%	20	2.5%
C&I	724	10.3%	27	3.7%	7	1.0%
Construction – residential	540	7.7%	350	64.8%	63	11.7%
Construction – commercial	519	7.4%	179	34.5%	31	6.0%
Multi-family real estate	496	7.0%	55	11.1%	2	0.4%
Construction – multi-family	223	3.2%	90	40.3%	7	3.1%

Total	$7,046	100.0%	$959	13.6%	$196	2.8%

Non-Performing Loans (“NPLs”) and Confirmed Losses at March 31, 2010 by Loan Type (in $millions)

	Loans with Losses					Loans without Losses		Totals
	FAS 114 Before Confirmed Loss	Recorded Confirmed Loss	Reported NPLs net of Loss	Specific Reserve	FAS 114 Loans Reserve & Loss %	NPLs Not Subject to FAS 114	General Loss Allowance	Total NPL Before Confirmed Loss	Total NPL Net of Loss & Reserves	Combined Loss Coverage	Combined Loss Coverage Rate
Construction – residential	$601.6	$284.4	$317.2	$8.8	49%	$32.4	$12.6	$634.0	$328.2	$305.8	48%
Construction – commercial	267.0	89.7	177.3	5.0	36%	2.1	0.6	269.1	173.8	95.3	35%
Commercial & Industrial	48.7	41.4	7.3	—	82%	20.1	5.9	68.8	21.5	47.3	69%
CRE OO	96.5	27.1	69.4	2.4	31%	34.4	4.3	130.9	97.0	33.9	26%
Residential real estate	63.1	14.5	48.7	0.9	24%	21.4	3.6	84.6	65.6	18.9	22%
CRE NOO	71.9	21.9	50.0	0.9	32%	26.7	6.5	98.6	69.3	29.3	30%
Construction – multi-family	103.2	34.6	68.6	0.7	31%	20.9	5.3	124.1	83.5	40.6	33%
Multi-family real estate	63.7	13.4	50.2	0.2	21%	4.5	0.7	68.2	53.9	14.3	21%
Consumer	6.4	3.6	2.8	0.1	57%	4.6	1.4	11.0	5.9	5.1	46%

Total	$1,322.1	$530.6	$791.5	$19.0	42%	$167.1	$40.9	$1,489.2	$898.7	$590.5	40%

As of March 31, 2010, we had taken specific loss writedowns of $530.6 million with respect to FAS 114 loans, which are impaired, collateral-dependent loans.

Loans—Construction

As of March 31, 2010, we had total construction loans of $1,283 million compared to $2,357 million as of March 31, 2009. This decrease of $1,074 million in construction loans was due to $195 million in homebuyer payoffs, $59 million in transfers to non-owner-occupied residential, $147 million in transfers to Commercial & Multifamily Perm Loans, $221 million in transfers to other real estate owned, $481 million in charge-offs, $53 million being sold, and $267 million in growth, all offset by an increase of $349 million in net other runoffs and payoffs. As of March 31, 2010, we had allocated $126 million for credit allowances for potential future construction loan losses.

As of March 31, 2010, we had an outstanding commercial & multi-family construction loan balance of $742 million, of which 76% had been re-appraised since March 31, 2009. The commercial & multi-family construction loan balance consisted of $223 million in multi-family, $194 million in office & commercial, $113 million in retail & strip centers, $70 million in hotels & motels, $40 million in Acquisition & Development (“A&D”), $34 million in industrial warehouse, $30 million in stand-alone retail and $38 million in other.

As of March 31, 2010 we had $540 million in residential construction loans, which consisted of $263 million in vertical, $132 million in lot, $62 million in raw land and $83 million in A&D.

Residential Construction Portfolio as of March 31, 2010 (in $millions)

	Residential Construction by Geography						NPLs by Property Type (% of Loan Commitments (LCs))
	Outstanding Balances	LCs	% of Total LCs	NPLs	% of Total NPLs	NPLs as LCs	Vertical	Lot	Raw Land	A&D
Washington	$281	$304	53%	$164	47%	54%	46%	61%	78%	60%
Puget Sound	238	258	45%	135	39%	53%	46%	61%	78%	56%
Other Washington	20	24	4%	11	3%	46%	28%	26%	100%	79%
Vancouver	22	22	4%	17	5%	78%	73%	80%	79%	100%

Oregon	179	182	32%	133	38%	73%	66%	67%	92%	98%
Portland	127	128	23%	93	27%	72%	66%	73%	85%	99%
Bend	15	15	3%	15	4%	100%	100%	100%	100%	NA
Other Oregon	37	38	7%	25	7%	66%	58%	38%	NA	98%

Idaho	27	28	5%	23	7%	81%	50%	65%	94%	100%
Boise	15	15	3%	14	4%	95%	73%	99%	100%	100%
Other Idaho	12	13	2%	8	2%	64%	33%	19%	94%	100%

California	45	47	8%	24	7%	52%	54%	15%	22%	88%
Southern California	6	7	1%	6	2%	82%	0%	NA	0%	82%
Northern California	39	40	7%	18	5%	46%	55%	14%	23%	100%

	Residential Construction by Geography						NPLs by Property Type (% of Loan Commitments (LCs))
	Outstanding Balances	LCs	% of Total LCs	NPLs	% of Total NPLs	NPLs as LCs	Vertical	Lot	Raw Land	A&D
Other	8	9	2%	6	2%	65%	77%	100%	0%	59%

Total	$540	$570	100%	$350	100%	61%

Commercial Construction Portfolio as of March 31, 2010 (in $millions)

	Commercial and Multi-family Construction by Geography
($ in millions)	Outstanding Balances	LCs	% of Total LCs	NPLs	% of Total NPLs	NPLs as % LCs
Washington	$249	$270	33%	$107	40%	40%
Puget Sound	189	205	25%	84	31%	41%
Other Washington	57	62	7%	21	8%	34%
Vancouver	2	2	0%	2	1%	95%

Oregon	130	143	17%	49	18%	34%
Portland	60	65	8%	15	6%	24%
Bend	15	17	2%	15	5%	89%
Other Oregon	55	62	7%	19	7%	31%

Idaho	46	47	6%	15	6%	32%
Boise	36	37	4%	5	2%	14%
Other Idaho	10	10	1%	10	4%	100%

California	197	224	27%	69	26%	31%
Southern California	95	111	13%	34	13%	30%
Northern California	102	113	14%	36	13%	32%

Other	120	143	17%	29	10%	19%

Total	$742	$827	100%	$269	100%	33%

Loans—Commercial Real Estate (Non-Owner-Occupied)

As of March 31, 2010, CRE NOO loans, which includes multi-family portfolio properties, accounted for $1,877 million compared to $1,859 million at March 31, 2009. This decrease was due to the rollover of stabilized performing commercial construction loans. As of March 31, 2010, the CRE NOO loans represented 27% of gross loans compared to 21% as March 31, 2009. As of March 31, 2010, 5.6% of the CRE NOO loans were deemed non-performing.

The CRE NOO loans consisted of $496 million in multi-family, $445 million in office & commercial, $263 million in stand-alone retail, $247 million in industrial warehouse, $155 million in retail & strip centers, $120 million in hotels & motels and $151 million in other. Geographically, $516 million of the CRE NOO portfolio was located in Northern California, $83 million in Southern California, $480 million in Washington, $412 million in Oregon, $140 million in Arizona, $73 million in Idaho, $15 million in Montana and $45 million in other states.

Loans—Commercial real estate owner-occupied

As of March 31, 2010, commercial real estate owner-occupied (“CRE OO”) loans totaled $1,491 million, compared to $1,438 million as of March 31, 2009. As of March 31, 2010, CRE OO loans represented 21% of gross loans and 7% of CRE OO loans were deemed nonperforming. Small Business Administration (SBA) loans accounted for 9% of the total CRE OO loans, as of March 31, 2010.

The CRE OO loans consists of $389 million in industrial warehouse, $286 million in office & commercial, $267 million in stand-alone retail, $98 million in other, $92 million for hotels & motels, $91 million for specific use properties, $79 million office & medical, $60 million for agriculture, $56 million for land, $45 million single-family residence and $29 million for multi-family.

Geographically, $390 million of the CRE OO loan properties were located in Washington, $353 million in Oregon, $377 million in Northern California, $32 million in Southern California, $100 million in Arizona, $99 million in Idaho, $19 million in Montana and $121 million in other locations.

Internal Loan Portfolio Analysis

As of December 31, 2009, Sterling had $277 million in Tier 1 capital, $512 million in risk-based capital, $10,528 million in tangible assets and $7,453 million in risk-weighted assets. As of December 31, 2009, we had a Tier 1 leverage ratio of 2.61% compared to a median of 9.13% for our peers, Tier 1 risk-based capital of 3.73% compared to a median of 12.35% for our peers and total risk-based capital of 6.87% compared to a median of 14.28% for our peers. (For this purpose, peers include all depository institutions with $7 billion to $25 billion in assets per SNL Financial. Peer group data is as of December 31, 2009.)

The following is an analysis of our capital position, based on the Supervisory Capital Assessment Program (the “SCAP”) implemented by the Federal Reserve Board, commonly referred to as the bank “stress test.” SCAP reviewed the near-term capital needs of the 19 largest U.S. bank holding companies. Sterling was not among the bank holding companies that the Federal Reserve reviewed under SCAP, but we conducted an analysis of our capital position using many of the SCAP loss rates to estimate our loan losses over the next two years under a baseline and more adverse scenarios. Below is a table of estimated loan losses using loan portfolio balances as of December 31, 2009 applying publicly available loss rates developed under SCAP for both baseline and more adverse scenarios.

	Balance as of 12/31/09 (in $thousands)	Estimated Cumulative Two-Year Loss Rates and Losses based on SCAP (1)
		Baseline		More Adverse
		Loss Rate (3)	Loss ($000)	Loss Rate (3)	Loss ($000)
First-lien mortgages (2)
Prime	$1,319,931	2.00%	$(26,399)	3.50%	$(46,198)
Alt-A	$0	8.50%	$0	11.25%	$0
Subprime	$0	17.50%	$0	24.50%	$0

	$1,319,931		$(26,399)		$(46,198)

Second/Junior-lien mortgages
Closed-end junior liens	$401,425	19.00%	$(76,271)	23.50%	$(94,335)
HELOCs	$88,851	7.00%	$(6,220)	9.50%	$(8,441)

	$490,276		$(82,490)		$(102,776)

C&I loans	$739,232	3.50%	$(25,873)	6.50%	$(48,050)

CRE
Construction	$1,567,170	12.00%	$(188,060)	18.00%	$(282,091)
Multi-family	$574,349	5.00%	$(28,717)	10.50%	$(60,307)
Nonfarm, non-residential (NOO)	$1,541,376	4.50%	$(69,362)	8.00%	$(123,310)
Nonfarm, non-residential (OO)	$1,039,720	4.50%	$(46,787)	8.00%	$(83,178)

	$4,722,615		$(332,927)		$(548,885)

Credit cards	$0	14.50%	$0	19.00%	$0
Other consumer	$427,647	5.00%	$(21,382)	10.00%	$(42,765)
Other loans	$185,408	3.00%	$(5,562)	7.00%	$(12,979)
Unearned income on loans	$(7,069)

	Balance as of 12/31/09 (in $thousands)	Estimated Cumulative Two-Year Loss Rates and Losses based on SCAP (1)
		Baseline		More Adverse
		Loss Rate (3)	Loss ($000)	Loss Rate (3)	Loss ($000)

Total Loss (3)	$7,878,040		$(494,634)		$(801,652)

Note: Loan categories based on regulatory financials (Federal Reserve Y-9).

(1)	Loss ranges reflect the midpoint of the ranges for each the Baseline and More Adverse scenarios from SCAP methodology, with the exception of construction CRE, where the highpoint is used.
(2)	Excludes $190 million of residential mortgage loans held for sale.
(3)	Q1 2010 total net charges-offs of approximately $135.6 million are netted against expected cumulative losses for 2010-2011.

Sterling has also calculated its capital position on a pro forma basis after giving effect to the proceeds from and issuance and conversion of certain securities that may be issued and after deducting $40 million of related fees and expenses. These calculations assume a target ratio of allowance for loan and lease losses to risk-weighted assets of 1.5%; a pay down of $275 million of liabilities; average leveraged assets increase by 50% of net proceeds after pay down of liabilities; a tax rate of 35% with no tax loss carryforward; a cumulative pre-tax, pre-provision income of $241 million, which is our cumulative 2008-2009 pre-tax, pre-provision income net of goodwill impairment charges and $4.2 million of Q1 2010 pre-tax, pre-provision income; and our balance sheet as of March 31, 2010, including tangible assets and risk-weighted assets, holds constant.

The pro forma losses and capital position that can be calculated based on the foregoing assumptions are not intended to represent Sterling’s forecasted or estimated losses or capital position on any date.